File No. 812-

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NexPoint Credit Strategies Fund

NexPoint Residential Trust, Inc.

Freedom REIT, LLC

NexPoint Advisors, L.P.

NexPoint Real Estate Advisors, L.P.

300 Crescent Court, Suite 700

Dallas, TX 75201

Application for an Order

pursuant to Section 17(b) of the Investment Company Act of 1940

granting an exemption from Section 17(a) thereof and pursuant to

Section 17(d) of the Investment Company Act of 1940 and

Rule 17d-1 thereunder approving certain transactions

Please send all Communications, Notices and Orders to:

David J. Harris Thomas J. Friedmann Dechert LLP 1900 K St. NW Washington, DC 20006-6808	Thomas Surgent Chief Compliance Officer NexPoint Advisors, L.P. NexPoint Real Estate Advisors, L.P. 300 Crescent Court, Suite 700 Dallas, TX 75201	Brian D. McCabe Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199-3600

December 22, 2014

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:

NEXPOINT CREDIT STRATEGIES FUND	)
NEXPOINT RESIDENTIAL TRUST, INC.	)	Application for an Order pursuant to Section 17(b) of the Investment Company Act of 1940 granting an exemption from Section 17(a) thereof and pursuant to Section 17(d) of the Investment Company Act of 1940 and Rule 17d-1 thereunder approving certain transactions.
FREEDOM REIT, INC.	)
NEXPOINT ADVISORS, L.P.	)
NEXPOINT REAL ESTATE ADVISORS, LP	)
)
)
200 Crescent Court, Suite 700)
Dallas, Texas 75201)
)
)
File No. 812-)

NexPoint Credit Strategies Fund (“NHF”), NexPoint Residential Trust, Inc. (“NXRT REIT”) and Freedom REIT, LLC (“Freedom REIT”) (each, a “Fund” and, collectively, the “Funds”) and NexPoint Advisors, L.P. (“NHF Adviser”) and NexPoint Real Estate Advisors, L.P. (“NXRT Adviser”) (each, an “Adviser”, together, the “Advisers” and, collectively with the Funds, the “Applicants”) hereby submit this application for an order of the Securities and Exchange Commission (the “Commission”): (i) pursuant to Section 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from Section 17(a) thereof, and (ii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary, to permit (a) NHF to cause its direct, wholly owned subsidiary, Freedom REIT, to contribute a portion of its assets (the “Multifamily Properties”) to a newly formed Delaware limited liability company in which Freedom REIT is the sole member, (b) Freedom REIT to distribute all of the membership interests of the newly formed Delaware limited liability company to NHF, (c) NHF to cause the newly formed Delaware limited liability company to merge with a Delaware limited partnership that is a direct subsidiary of NXRT REIT, (d) NHF to spin-off and distribute shares of NXRT REIT common stock to holders of NHF common trust interests (“common shares”) on a pro rata basis, and (e) NXRT Adviser to enter into an investment advisory agreement with NXRT REIT (the “NXRT Advisory Agreement”) to manage NXRT REIT’s assets after such distribution. The newly formed limited liability company and limited partnership contemplated in the foregoing sentence will be included as Applicants in an amendment to this application. Freedom REIT’s contribution of the Multifamily Properties to the newly formed Delaware limited liability company, Freedom REIT’s distribution of all of the membership interests of the newly formed Delaware limited liability company to NHF, NHF causing the newly formed Delaware limited liability company to merge with a subsidiary of NXRT REIT, NHF’s distribution of all of the shares of NXRT REIT common stock to the NHF shareholders, and the execution of the NXRT Advisory Agreement are referred to herein, collectively, as the “Spin-Off Transaction.” Following consummation of the Spin-Off Transaction, NXRT REIT will be a publicly traded real estate investment trust (“REIT”) managed by NXRT Adviser.

I.	Description of Applicants

NHF, a Delaware statutory trust, commenced operations on June 29, 2006 and is registered under the 1940 Act as a non-diversified, closed-end investment company. NHF has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). NHF’s investment objectives are to provide both current income and capital appreciation, which it seeks to achieve by investing primarily in bonds and other debt obligations, including below-investment grade debt obligations, and equity. NHF’s current prospectus sets forth a non-fundamental policy of investing at least 80% of NHF’s assets in loans, bonds, debt obligations, and structured products under normal market conditions. Accordingly, NHF may invest up to 20% of its assets in other types of investments (the “20% Limit”). Pursuant to certain diversification rules applicable to NHF as a RIC, no more than 25% of NHF’s assets may be invested in any single investment. Additionally, as a matter of fundamental policy, NHF may not invest more than 25% of its assets in any one industry. As of November 30, 2014, none of the directors or officers of NHF beneficially owned, individually or in the aggregate, in excess of 1% of NHF’s shares of common stock. James Dondero, the Chairman of the Investment Committee of NHF Adviser and a control person of Highland Capital Management, L.P. (“Highland”) and, indirectly, NHF Adviser, beneficially owned approximately 11% of the outstanding common shares of NHF as of November 30, 2014.

Freedom REIT, a direct, wholly owned subsidiary1 of NHF, was organized as a Delaware limited liability company on October 12, 2012 and subsequently elected to be treated as a REIT pursuant to Section 856 of the Code. Freedom REIT is considered a single investment for purposes of determining NHF’s compliance with its RIC diversification requirements as well as in NHF’s financial statements pursuant to Rule 6-03 under the Securities Exchange Act of 1934 (“Exchange Act”). Freedom REIT has 125 qualifying holders of preferred shares, which number taken together with NHF provide Freedom REIT with the minimum 100 shareholders necessary to qualify as a REIT under the Code.1 As of October 31, 2014, the value of the Multifamily Properties held by Freedom REIT was approximately $209 million, or approximately 17% of the total assets of NHF. Based on additional multifamily properties under contract and expected to close in January 2015, Freedom REIT is expected to approach the 20% Limit by the end of January 2015, at which time NHF will be unable to make additional investments in Freedom REIT.

NXRT REIT was organized as a Maryland corporation on September 19, 2014, filed a registration statement on Form 10 on September 29, 2014 to register its common shares pursuant to section 12(b) of the Exchange Act, and amended the registration statement on November 7, 2014. On the effective date of the Spin-Off Transaction (the “Effective Date”), NHF Adviser intends to cause the common shares of NXRT REIT to be listed on the New York Stock Exchange (“NYSE”), where such common shares are expected to trade without restriction.

The business objectives of NXRT REIT are to (i) deliver stable, attractive yields and long-term capital appreciation to its shareholders; (ii) acquire multifamily properties in markets with attractive job growth and household formation fundamentals primarily in the southeastern United States and Texas; (iii) acquire assets significantly below replacement costs; (iv) implement a value-add program to increase returns to its shareholders; and (v) own assets that provide lifestyle amenities and upgraded living spaces to low and moderate income renters.

NXRT REIT analyzes the current macroeconomic environment, demographic trends, and market conditions to locate attractive opportunities to acquire multifamily properties at prices that represent significant discounts to replacement costs, provide potential for significant long-term value appreciation, and generate attractive yields for its shareholders. Following the Spin-Off Transaction, NXRT Adviser intends to continue to apply this strategy of investing in multifamily properties where NXRT Adviser believes it can implement its value-add program.

NHF Adviser, a Delaware limited liability company, is an investment advisory firm organized on March 20, 2012. NHF Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”) and is wholly owned by an affiliate of Highland, which is also registered as an investment advisor under the Advisers Act. Together with its affiliates, Highland had $19.4 billion in assets under management as of November 30, 2014. NHF Adviser currently acts as the investment adviser to NHF pursuant to an investment advisory agreement dated June 29, 2006 (the “NHF Advisory Agreement”), between NHF and NHF Adviser. The NHF Advisory Agreement was most recently re-approved on September 12, 2014.

NXRT Adviser, a Delaware limited partnership, is an investment advisory firm organized on September 5, 2014 and is a wholly owned subsidiary of NHF Adviser and an affiliate of Highland. NXRT Adviser became a registered investment adviser under the Advisers Act on December 9, 2014. The portfolio management team members currently managing Freedom REIT in their capacity as employees of NHF Adviser immediately prior to the Spin-Off Transaction will be the same portfolio management team managing NXRT REIT in their capacities as employees of NXRT Adviser immediately following the Spin-Off Transaction. The Spin-Off Transaction is

[1]

As defined in section 2(a)(43) of the 1940 Act, a “wholly-owned subsidiary” of a person means a company 95 percent or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a wholly-owned subsidiary of such person.

conditional on the approval of the NXRT Advisory Agreement by the Board of Trustees of NHF (“NHF Board”), including a majority of the trustees who are not “interested persons”2 (as defined in Section 2(a)(19) of the 1940 Act) (the “Independent Trustees”) of NHF. Such approval will be conducted in accordance with the requirements of Section 15(c) of the 1940 Act. Under the terms of the NXRT Advisory Agreement, NXRT Adviser will not receive any fees for investment advisory services prior to the Effective Date.

II.	The Spin-Off Transaction

NHF’s current prospectus sets forth a non-fundamental policy of investing at least 80% of NHF’s assets in loans, bonds, debt obligations, and structured products under normal market conditions. Accordingly, NHF limits its investment in Freedom REIT to 20% of its total assets, or approximately $250 million as of October 31, 2014. As noted above, based on property acquisitions under contract and expected to close in January 2015, NHF Adviser believes Freedom REIT will approach the 20% Limit in January 2015. At that time, NHF will have to stop further investment in Freedom REIT. Without the consummation of the Spin-Off Transaction, NHF shareholders would be unable to invest in additional multifamily real estate properties through NHF, and the NHF Adviser would likely have to liquidate Freedom REIT’s Multifamily Properties over time in order to maximize shareholder value. NHF Adviser believes the terms that NHF would realize in connection with any such liquidation would be significantly less favorable to NHF shareholders than if the Multifamily Properties were spun-off in the Spin-Off Transaction. Ordinarily, the Multifamily Properties may not be transferred without payment to the Federal Home Loan Mortgage Corporation (“FHLMC”) of $5 million in fees and would require the consent of loan servicers. FHLMC has agreed that, if the Spin-Off Transaction is consummated no later than March 31, 2015, a portion of these fees, which the Advisers estimate would be approximately $4.8 million, will be waived, and no consent of the servicers would be required to effect the Spin-Off Transaction. In addition, NHF Adviser believes that holding the Multifamily Properties in NXRT REIT may benefit shareholders by reducing the discount attributable to such assets when the assets are held in a stand-alone REIT. As of December 19, 2014, NHF shares were trading at a 16.3% discount to net asset value (“NAV”), whereas REIT shares of common stock generally trade closer to their net asset values than registered closed-end investment companies such as NHF.

The Advisers believe that the Spin-Off Transaction offers the most cost-effective and efficient means by which NHF shareholders can be given the opportunity to choose for themselves whether, and to what extent, they will continue NXRT REIT’s multifamily investment strategy by continuing to hold the NXRT REIT’s common shares they receive in the Spin-Off Transaction and by purchasing additional NXRT REIT common shares on the NYSE. At the same time, the Spin-Off Transaction also creates a cost-effective way for NHF shareholders who are not interested in having exposure to the multifamily real estate market to receive immediate liquidity for all or a portion of such assets.

To enable NHF’s shareholders to determine for themselves whether and to what extent they will have exposure to multifamily real estate, the NHF Board has approved the Spin-Off Transaction, subject to the issuance of the exemptive relief order sought hereby and the approval of a majority of the outstanding voting securities (as defined in Section 2(a)(42) of the 1940 Act) of NHF of the NXRT Advisory Agreement. If the required approvals are obtained, NHF will cause (a) Freedom REIT to contribute the Multifamily Properties to a newly formed Delaware limited liability company in which Freedom REIT is the sole member, (b) Freedom REIT to distribute all of its membership interests of the newly formed Delaware limited liability company to NHF, and (c) the newly formed Delaware limited liability company to merge with a Delaware limited partnership that is a direct subsidiary of NXRT REIT. The acquisition of the Multifamily Properties by

[2]

An “interested person” is defined under Section 2(a)(19) of the 1940 Act to include, among other things, “any affiliated person” of an investment company. Under section 2(a)(3) of the 1940 Act, an ‘‘affiliated person’’ of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

NXRT REIT will be consistent with NXRT REIT’s investment goals, policies and restrictions. Upon receiving the shares of NXRT REIT common stock, NHF will distribute the shares on the Effective Date. Each NHF common shareholder will receive a pro rata distribution of NXRT REIT common shares based upon the number of NHF common shares that each shareholder owns on the distribution record date. Based on current information, if such distribution had occurred on October 31, 2014, the most recent date information is available, the aggregate fair value of the shares of NXRT REIT distributed to NHF shareholders would have been $209 million.

The Spin-Off Transaction will not be consummated unless and until each of the following approvals is obtained.

First, the Independent Trustees of NHF have approved the terms of the NXRT Advisory Agreement at a meeting of the NHF Board that complies with the procedural requirements of Section 15 under the 1940 Act. The NXRT Advisory Agreement must be approved by the NHF Board and a majority of the Independent Trustees of NHF at an in-person meeting called for such purpose.

Second, shareholder approval of the NXRT Advisory Agreement will be sought at a special meeting of NHF shareholders anticipated to be held in March 2014. Shareholders of NHF will not meet, and their votes on the NXRT Advisory Agreement and any related questions will not be tabulated, unless and until the Commission issues an exemptive order granting the relief requested by this application. The Proxy Statement seeking shareholder approval of the NXRT Advisory Agreement is expected to be sent to shareholders in January 2015.

Third, the Board of Directors of NXRT REIT (“NXRT Board”), including a majority of the independent directors (the “Independent Directors”) of NXRT, will be required to ratify and approve the terms of the NXRT Advisory Agreement. NXRT REIT has undertaken that such approval will also be subject to the procedural and substantive safeguards of Section 15 under the 1940 Act.

The NHF Board, including all of its Independent Trustees, has considered that the Spin-Off Transaction should result in the following benefits to NHF shareholders:

1. NHF shareholders will not incur incremental investment advisory fees relating to the management of the Multifamily Properties as a result of the Spin-Off Transaction. Under the NXRT Advisory Agreement, NXRT Adviser will manage the portfolio of NXRT REIT. The NXRT Advisory Agreement, like the NHF Advisory Agreement, provides for payment of a management fee at an annual rate of 1.0% and an annual administrative fee equal to 0.20% of NXRT REIT’s average gross real estate assets. Neither of the Advisers is entitled to receive, nor will they be entitled to receive after the Spin-Off Transaction, a performance-based incentive fee, internalization fee, or any “break-up” or termination fees under their respective investment advisory contracts. This contrasts with a majority of the advisers to externally managed REITS, who do charge performance-based incentive fees. In addition, the NXRT Advisory Agreement will contain the same terms for reimbursement of administrative costs and out-of-pocket expenses incurred by NXRT Adviser and its affiliates as are currently in place for NHF and NHF Adviser. The Advisers believe that the anticipated level of fees to be paid by NXRT REIT under the NXRT Advisory Contract will be the lowest fees paid by any externally managed REIT in the United States, public or private.

2. Although NXRT REIT will not be an investment company under the 1940 Act, NXRT REIT will commit in its articles of incorporation that it will not enter into an investment advisory agreement unless that agreement complies with, and has been approved in compliance with, Section 15(c) of the 1940 Act and any applicable rules thereunder or published guidance of the Commission or its staff. The NXRT Advisory Agreement will be approved by a majority of the NXRT Board as well as by a majority of NXRT’s Independent Directors, at an in-person meeting called for such purpose. That agreement will have an initial term of up to two years, and will continue thereafter only if such continuance is approved in accordance with Section 15(c) of the 1940 Act. Any change in the terms of the NXRT Advisory Agreement that adversely affects the NXRT REIT shareholders will require the approval of a majority of the outstanding voting securities of NXRT REIT, and the NXRT Advisory Agreement will terminate in the event of its assignment (as defined in Section 2(a)(4) of the 1940 Act). In addition, the NXRT Advisory Agreement will be terminable by the board or shareholders of NXRT REIT at any time on 60 days’ notice without penalty. NXRT REIT’s articles of incorporation will also require that a majority of its directors be independent directors of NXRT. The independent directors of NXRT have been selected for their experience in the real estate industry and will not overlap with the Independent NHF Trustees. NXRT Adviser is and will be a registered investment adviser subject to all of the requirements of the Advisers Act. In addition, investors in NXRT REIT will be subject to the full panoply of protections afforded to investors in public companies listed on the NYSE, including the Exchange Act, the Sarbanes Oxley Act of 2002, the Securities Act of 1933 and the listing rules of the NYSE.

3. Common shares of NXRT REIT will be issued to investors at a much lower transaction cost than is typically the case for a newly organized REIT because there will be no underwriting discounts or commissions incurred by NHF, NXRT REIT or any shareholder thereof in connection with the Spin-Off Transaction.

4. Neither NHF Adviser nor NXRT Adviser will receive any compensation other than fees under the NHF Advisory Agreement or the NXRT Advisory Agreement in connection with the Spin-Off Transaction.

5. Because NXRT REIT’s common shares will be listed on the NYSE, the Spin-Off Transaction will afford NHF shareholders an opportunity to maintain, increase or decrease, as each such shareholder may deem appropriate, their exposure to the multifamily property market. NXRT REIT seeks long-term growth of its shareholders’ capital through investments in multifamily real estate properties. To comply with certain regulations under the Code, NXRT REIT will be required to invest certain minimum percentages of its portfolio in real estate and real estate-related assets. In contrast, NHF’s investment objectives are to provide both current income and capital appreciation, which it seeks to achieve by investing primarily in bonds and other debt obligations, including below-investment grade debt obligations, and equity.

6. The Spin-Off Transaction is not expected to increase or decrease the aggregate net assets of NHF and NXRT REIT. NHF common shares are listed on the NYSE, and NHF shareholders are free to sell their NHF common shares at any time before or after the Spin-Off Transaction.

7. Common shares of NHF, like shares of many registered closed-end funds, have historically traded at a discount to the NAV of the Fund. Based upon historical and current relative trading values in the secondary market for REITs and closed-end funds, the Advisers anticipate that the NXRT REIT common stock will trade at or near its implied NAV after the Spin-Off Transaction. If the common stock of NXRT REIT trades at its implied NAV following the Spin-Off Transaction, NHF shareholders would, in effect, have eliminated the discount on a portion of their NHF shares. In addition, the discount at which many closed-end fund shares trade limits a closed-end fund’s ability to raise incremental capital for investment, including investments necessary to fund capital expenditures in multifamily properties. NXRT REIT may be better able to realize the value of the Multifamily Properties than would NHF absent the Spin-Off Transaction. The Spin-Off Transaction is believed to be the most effective and efficient way to maximize value to NHF shareholders from the multifamily real estate portfolio.

NXRT REIT has been advised by counsel that the distribution of shares of NXRT REIT to NHF shareholders likely will be a taxable event for NHF shareholders, but NHF Adviser estimates that the tax impacts of the Spin-Off Transaction are likely to be modest. In the Spin-Off Transaction, when Freedom REIT distributes the NXRT REIT common shares to NHF, this is expected to result in the realization of certain taxable gains at NHF. However, such gains are expected to be substantially offset by existing capital loss carry-forwards at NHF to the extent the Multifamily Properties have been held for more than one year on the date of distribution. It is noteworthy that these capital loss carry-forwards are otherwise scheduled to expire starting in 2015. Upon the distribution of the NXRT REIT shares by NHF to its shareholders, NHF shareholders will recognize a taxable gain only to the extent such gain exceeds NHF’s available capital loss carry-forwards. NHF Adviser believes such gain would have been approximately $40 million, or $0.62 per share, if the Spin-Off Transaction had occurred on October 31, 2014. Based on an estimated Effective Date of the Spin-Off Transaction in late March 2015, NHF Adviser believes a majority of such gain will be offset by capital loss carry-forwards. Any remaining gain will be recognizable by NHF shareholders to the extent it exceeds undistributed net income at NHF, which was $18 million as of October 31, 2014. This distribution may also permit NHF to avoid paying or reduce certain federal excise tax on undistributed income.

The NHF Board, including all of the Independent Trustees, has considered the potential tax consequences of the Spin-Off Transaction and has determined that the significant benefits of the Spin-Off Transaction outweigh the adverse tax consequences to NHF and its shareholders, particularly because such tax consequences are expected to be minimal.

The costs of organizing NXRT REIT and effecting the distribution of NXRT REIT’s shares to NHF’s shareholders, including the fees and expenses of counsel and accountants and printing, listing and registration fees, the costs of soliciting NHF’s shareholders’ approval of the Transaction, and the costs incurred in connection with this Application, are estimated to be approximately $2 million. These expenses will be borne ratably by NHF and NXRT REIT, with such expense allocations subject to the approval of the Independent Trustees of both Funds. However, approximately $750,000 of this amount represents costs that would have been incurred directly or indirectly in the ordinary course of operations by NHF, such as annual audit fees. Highland may be reimbursed up to $100,000 for costs incurred in connection with the Spin-Off Transaction. NXRT REIT will incur operating expenses on an ongoing basis, including investment advisory fees and legal, auditing, transfer agency, and custody expenses that, when aggregated with the fees payable by NHF for similar services after the Spin-Off Transaction, should be approximately the same as, or slightly higher (due to marginal duplication) than, the fees currently payable by NHF for such services. If the Spin-Off Transaction is not completed by March 31, 2015, NHF will be obligated to pay approximately $4.8 million in additional fees and expenses when the mortgages on the Multifamily Properties are assigned.

III.	Relief Requested

Applicants hereby request an order (i) pursuant to Section 17(b) of the 1940 Act granting an exemption from Section 17(a) of the 1940 Act, and (ii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary to effect the Spin-Off Transaction.

A.	Section 17(a)

Section 17(a)(1) of the 1940 Act makes it unlawful, among other things, for any affiliated person of a registered investment company to sell any securities or other property to the registered company or a company controlled by such registered company as principal. Section 17(a)(2) of the 1940 Act makes it unlawful, among other things, for such an affiliated person to purchase securities or other property from the registered company or a company controlled by such registered company as principal.3

Section 2(a)(3) of the 1940 Act defines an affiliated person of another person to include, among others, “(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; or (C) any person directly or indirectly controlling, controlled by or under common control with, such other person . . .”

[3]	As relevant here, Section 17(a) provides that:

It shall be unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company (other than a company of the character described in Section 12(d)(3)(A) and (B), or any affiliated person of such a person, promoter, or principal underwriter, acting as principal —

(1) knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with the director of a unit investment trust or periodic payment plan by the depositor thereof;

(2) knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer), . . .

* * * *

Each of Freedom REIT and NXRT REIT may be viewed as an affiliated person of NHF under Section 2(a)(3) because NHF will own, directly or indirectly, 100% of the outstanding voting securities of each of Freedom REIT and NXRT REIT prior to the consummation of the Spin-Off Transaction. Each of Freedom REIT and NXRT REIT may also be viewed as an affiliated person of NHF to the extent that they may be deemed to be under common control by virtue of having investment advisers that are under common control.

In the absence of an exemption under the rules adopted by the Commission under Section 17(a) or an exemptive order, Section 17(a)(1) could be deemed to prohibit (i) Freedom REITs contribution of the Multifamily Properties to NXRT REIT in consideration for common shares issued by NXRT REIT and (ii) Freedom REIT’s distribution to NHF of all of NXRT REIT’s common shares to NHF.

B.	Section 17(d) and Rule 17d-1

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder generally prohibit, among other things, transactions in which a registered investment company and any affiliated person of such a company may be deemed to be acting jointly and as principal.

Section 17(d) of the 1940 Act provides as follows:

It shall be unlawful for any affiliated person of or principal underwriter for a registered investment company (other than a company of the character described in Section 12(d)(3)(A) and (B)), or any affiliated person of such a person or principal underwriter, acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person, principal underwriter, or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant. . . .

Rule 17d-1 provides, among other things, as follows:

(a) No affiliated person of or principal underwriter for any registered investment company (other than a company of the character described in Section 12(d)(3)(A) and (B) of the Act) and no affiliated person of such a person or principal underwriter, acting as principal, shall participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company, or a company controlled by such registered company, is a participant, and which is entered into, adopted or modified subsequent to the effective date of this rule, unless an application regarding such joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of such plan or modification to security holders for approval, or prior to such adoption or modification if not so submitted, except that the provisions of this rule shall not preclude any affiliated person from acting as manager of any underwriting syndicate or other group in which such registered or controlled company is a participant and receiving compensation therefor.

For the reasons noted above, each of NXRT REIT and Freedom REIT may be viewed as an affiliated person of NHF. As investment adviser to NHF, NHF Adviser is an affiliated person of NHF, and because NXRT Adviser is under common control with NHF Adviser, NXRT Adviser may be deemed to be an affiliated person of an affiliated person of NHF. Applicants request an order pursuant to Rule 17d-1 to the extent that the participation of Applicants in the Spin-Off Transaction may be deemed to constitute a prohibited joint transaction.

IV.	Justification for the Requested Relief

Applicants submit that the requested order would meet all applicable statutory standards. Set forth below is a discussion of each section of the 1940 Act relevant to this Application.

A.	Section 17(a)

Applicants are requesting an exemption pursuant to Section 17(b) of the 1940 Act from the provisions of Section 17(a) of the 1940 Act in order to permit Applicants to effect the Spin-Off Transaction. Section 17(b) authorizes the Commission to issue such an exemptive order if three conditions are met:

(1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in the registration statement and reports filed under the 1940 Act; and

(3) the proposed transaction is consistent with the general purposes of the 1940 Act.

Applicants submit that the Spin-Off Transaction satisfies the above conditions.

The terms of the Spin-Off Transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned. The proposed contribution by Freedom REIT of the Multifamily Properties to NXRT REIT in consideration for common shares of NXRT REIT will not change the fair value of such assets as determined by NHF Adviser in accordance with the valuation policies established by, and subject to the supervision of, the NHF Board. Such valuations will be passed upon by the NHF Board and NXRT REIT Board (including the independent members thereon) on a business day to be selected by the NHF Board (the “Valuation Date”). As noted above, it is anticipated that such assets will consist largely of the Multifamily Properties, which have been held by Freedom REIT, on average, for several fiscal quarters and the valuation of which is well understood by NHF Advisers and the NHF Board. The common shares of NXRT REIT that will be distributed to the NHF shareholders pro rata in the Spin-Off Transaction will be valued based on the value of NXRT REIT’s assets.

The Spin-Off Transaction will be consistent with the investment policies of NHF and NXRT REIT, as fully disclosed to shareholders of NHF and as disclosed by NXRT REIT in its Registration Statement on Form 10. The distribution of NXRT REIT common shares to holders of NHF common shares will not initially change the position of NHF’s shareholders with respect to the underlying investments that they then own. Such investments will simply be held through a closed-end management investment company, in the case of NHF, and by an Exchange Act-registered, publicly listed REIT, in the case of NXRT REIT. A proxy statement of NHF is being used to solicit the approval of the NHF shareholders to the NXRT Advisory Agreement. A shareholder vote will take place immediately following the issuance of the exemptive order sought hereby. Such Proxy Statement describes the investment goals and policies of NHF and NXRT REIT, the management of NXRT REIT, and the terms of the Spin-Off Transaction. Moreover, NHF’s shareholders will not vote until they have received all material disclosure concerning the NXRT Advisory Agreement.

The Spin-Off Transaction also is consistent with the general purposes of the 1940 Act. Section 1(b)(2) of the 1940 Act declares that it is against the public interest when investment companies are “organized, operated, managed or their portfolio securities are selected” in the interest of, among others, the investment company’s officers, directors, investment adviser, or affiliated persons thereof. As explained above, the Spin-Off Transaction is being proposed to benefit NHF and its shareholders. The Board of each of NHF and NXRT REIT, including a majority of the Independent Directors of each Board, has each determined:

(1) that participation in the Spin-Off Transaction is in the best interests of NHF or NXRT REIT, as applicable; and

(2) that the interests of the existing shareholders of NHF will not be diluted as a result of its effecting the Spin-Off Transaction.

Such findings, and the basis upon which the findings were made, will be recorded fully in the minute books of NHF and NXRT REIT, as applicable.

In making this determination, the Boards of each of NHF and NXRT REIT considered the following factors for their respective Fund: (i) the fees or expenses that will be borne directly or indirectly by the Fund in connection with the Spin-Off Transaction; (ii) the effect of the Spin-Off Transaction on operating expenses and shareholder fees and services; (iii) changes in the Funds’ investment objectives, restrictions and policies that will result from the Spin-Off Transaction; (iv) direct and indirect federal income tax consequences of the Spin-Off Transaction to NHF’s shareholders; (v) the potential benefits to the shareholders of the Fund as a result of the proposed Spin-Off Transaction; (vi) the terms and conditions of the proposed Spin-Off Transaction; (vii) the expenses that are anticipated to be incurred on an ongoing basis by the shareholders of each Fund; (viii) whether shareholders of the Fund will have the same shareholder services or gain the benefit of additional shareholder services, or whether existing services will be scaled back or eliminated as a result of the Spin-Off Transaction; (ix) anticipated asset levels of the Funds and future prospects of the Funds; (x) the identity of the portfolio managers of the Funds; and (xi) alternatives to the Spin-Off Transaction, such as conducting an underwritten initial public offering for a new fund similar to NXRT REIT or changing the non-fundamental investment restrictions of NHF in a manner that would enable it to continue to own the Multifamily Properties and to acquire additional multifamily real estate properties.

B.	Section 17(d) and Rule 17d-1

Applicants request that an order be issued pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Rule 17d-1(b) provides that, in determining whether to grant such an order, the Commission will consider whether the participation of the investment company in the joint transactions “is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.”

The Boards of NHF and NXRT REIT have determined that the Spin-Off Transaction meets the standards for an order pursuant to Rule 17d-1 for much the same reasons as discussed above with respect to the request for exemption from Section 17(a). The Transaction has been proposed in order to benefit the shareholders of NHF. The advisory fees for NXRT REIT will be substantially similar to those paid by NHF prior to the distribution, and neither Adviser nor any other affiliated person of NHF or NXRT REIT will receive additional fees on a consolidated basis solely as a result of the Spin-Off Transaction. Although it is possible to argue that the creation of NXRT REIT may benefit the Advisers, taken together, by providing them with an additional source of advisory fees, such fees will be substantially the same as the fees earned by NHF Adviser prior to the Spin-Off Transaction. The Board of NHF has determined that the prospective benefits to the Advisors would be marginal compared to the prospective profits to NHF shareholders, as of October 31, 2014.

In addition, by creating NXRT REIT through the Spin-Off Transaction, NHF is effectively enabling its shareholders to receive securities without the costs associated with a public offering. The costs of organizing NXRT REIT and effecting the distribution of NXRT REIT’s shares to NHF’s common shareholders, including the fees and expenses of counsel and accountants and printing, listing and registration fees, will be borne ratably by the NHF and NXRT REIT, and the allocation of all such costs and expenses of the Spin-Off Transaction will be reviewed and passed upon by the Boards (including the Independent Trustees and directors thereon) of both Funds. Under such arrangement, the shares of NXRT REIT will have the same net asset value, less the amount of such costs and expenses, as the amount of the distribution to the NHF shareholders. The NHF Adviser does not believe that the allocation of costs and expenses of the Spin-Off Transaction to the Funds, which are de minimis relative to the aggregate net asset value of the Funds, will have any impact on the pricing of such shares on the NYSE.

Finally, the Spin-Off Transaction will not place any of NHF, NXRT REIT, or existing shareholders of NHF, in a position less advantageous than that of any other participant in the Spin-Off Transaction. The Multifamily Properties contributed to NXRT REIT

(and the common shares of NXRT REIT received in return) will be valued based on their fair values as determined by the Advisers and the Boards of the Funds on the Valuation Date in accordance with the requirements of the 1940 Act and pursuant to valuation procedures adopted by the Boards of NHF and NXRT REIT.4 The shares of common stock of NXRT REIT will be distributed to NHF’s shareholders on the same basis, leaving such shareholders in the same investment posture immediately following the Spin-Off Transaction as before, subject only to the allocation of transaction costs and expenses and changes in market price of the underlying assets subsequent to the Spin-Off Transaction.5

V.	Applicable Precedent

A.	Royce & Associates, LLC Order

The Commission has granted relief similar to that sought here to Royce & Associates, LLC (“Royce Adviser”) and certain closed-end funds it advises.6 On April 4, 2013, the Royce Value Trust, Inc. (“Value Trust”) effected a similar spin-off transaction by contributing approximately $100 million of the net assets of Value Trust to Royce Global Value Trust, Inc. (“Global Trust”) in exchange for common shares of Global Trust, of which Value Trust owned 100% of the voting securities prior to the consummation of the transaction. Shares of Global Trust were then distributed to stockholders of Value Trust, as in the current Spin-Off Transaction. Both Value Trust and Global Trust were diversified closed-end management investment companies, and each had as its primary investment objective long-term growth of capital. However, unlike NHF and NXRT REIT, Value Trust and Global Trust had overlapping boards, a common investment adviser, Royce Adviser, and different advisory fees.

B.	Gabelli Funds, LLC Orders

Furthermore, prior to the Royce transaction, the Commission granted relief also similar to that sought here to Gabelli Funds, LLC (“Gabelli Adviser”) and the closed-end family it advises (the “Gabelli Funds”) on three separate occasions7. On June 28, 2007, The Gabelli Equity Trust Inc. (“Equity Trust”) effected a substantially similar transaction by contributing approximately $70 million of the net assets of Equity Trust to The Gabelli Healthcare and WellnessRX Trust (“Healthcare Trust”) in exchange for common shares of Healthcare Trust, of which Equity Trust owned 100% of the voting securities prior to the consummation of the transaction. Shares of Healthcare Trust were then distributed to stockholders of Equity Trust, as is contemplated in the Spin-Off Transaction. Both Equity Trust and Healthcare Trust were non-diversified closed end management investment companies, and each had as their primary investment objective long-term growth of capital. Healthcare Trust and Equity Trust had a common investment adviser, Gabelli Adviser, and overlapping boards.

Equity Trust, Healthcare Trust and Gabelli Adviser, as joint applicants, obtained an order under Section 17(b) of the 1940 Act granting an exemption for the distribution from Section 17(a) and pursuant to Section 17(d) and Rule 17d-1 thereunder granting approval of certain potential joint transactions.8 Identical relief was sought and obtained in connection with the two earlier Gabelli Funds transactions.

[4]	Net asset value for NHF is, and net asset value for NXRT REIT will be, calculated on a quarterly basis and will be determined immediately prior to the Effective Date of the Spin-Off Transaction.
[5]	The valuation procedures adopted by NXRT REIT do not differ from those adopted by the NHF. The assets under consideration for transfer by Freedom REIT to NXRT REIT will be valued in the same manner under either Fund’s procedures.
[6]	See Investment Company Act Release No. 30500 (April 30, 2013). The relief sought and the transaction structure proposed by Applicants is similar to that approved in the above cited order.
[7]	See Investment Company Act Release No. 20502 (August 25, 1994); Investment Company Act Release No. 23840 (May 14, 1999); and Investment Company Act Release No. 27823 (May 22, 2007). The relief sought and the transaction structure proposed by Applicants is similar to that approved in the above cited orders.
[8]	See Investment Company Act Release No. 27823 (May 22, 2007).

C.	Comparison of Spin-Off Transaction to Precedent

There are several differences between the Spin-Off Transaction and each of the Royce transaction and Gabelli Funds transactions, though none of these differences should affect a determination under Section 17(a) or under Section 17(d) and Rule 17d-1. Both the Royce transaction and the Gabelli Funds transactions involved two registered closed-end management investment companies whereas, as noted above, the Spin-Off Transaction involves the distribution of shares in a REIT, an entity not required to register as an investment company under the 1940 Act. For the reasons discussed above, the Spin-Off Transaction affords NHF shareholders substantially similar protections as those available to investors in a registered fund through undertakings by NXRT REIT to agree contractually to, and comply with, many of the provisions of the 1940 Act, particularly with respect to the relationship between the NXRT Adviser and NXRT REIT.

In the Royce transaction, the legacy company and the new company had different investment advisory fees, with the new Global Trust having a higher advisory fee than the legacy fund. However, as discussed above, the investment advisory fee for NHF and NXRT REIT would be substantially same. Identical investment advisory fees between the legacy company and the new company were also present in the Gabelli Funds transactions. In that respect, the terms of the Spin-Off Transaction are more favorable to the NHF shareholders than was the case in the Royce transaction and substantially similar to the terms in the Gabelli Funds transactions.

In the Royce transaction, Royce Adviser, the adviser to the Royce funds, paid the costs and expenses of the spin-off transaction. In the case of the Spin-Off Transaction, the Funds will bear such costs ratably. In contrast, this approach to the allocation of transaction costs is not without precedent, for in each of the three precedent Gabelli Funds transactions, one of the funds involved agreed to pay the costs relating to such transaction. Hence, the allocation of transaction expenses between the Funds appears to be at least as favorable to NHF shareholders as the approach to expense allocation used by the Gabelli Funds.

Additionally, in the Royce transaction, the Gabelli Funds transactions and the Spin-Off Transaction, each new fund had or has a different and more focused fundamental investment policy than the legacy funds. The new Gabelli funds each adopted a fundamental investment policy that concentrated its investments in one or more industries; whereas the new Royce fund adopted a policy based upon geographic allocations. In the Spin-Off Transaction, the new fund, NXRT REIT, will be a REIT focused on investments in multifamily real estate assets.

VI.	Procedural Matters

A.	Communications

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as indicated on the cover page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to:

David J. Harris Thomas J. Friedmann Dechert LLP 1900 K St. NW Washington, DC 20006-6808	Thomas Surgent Chief Compliance Officer NexPoint Advisors, L.P. NexPoint Real Estate Advisors, L.P. 300 Crescent Court, Suite 700 Dallas, TX 75201	Brian D. McCabe Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199-3600

B.	Authorizations

The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application as Exhibits A-1, A-2 and A-3.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each of NHF, Freedom REIT, NXRT REIT, NHF Adviser and NXRT Adviser states, that under the provisions of its charter documents, responsibility for the management of its affairs and business is vested in its directors, trustees, managing member, general partners or members, as applicable. Each of NHF, Freedom REIT, NXRT REIT, NHF Adviser and NXRT Adviser represents that the person who signed this Application has been authorized to sign and file this Application in its name and on its behalf. As required under Rule 0-2(c)(1) of the 1940 Act, the following resolutions were adopted by the Board of NHF and remain in full force and effect:

RESOLVED, that the proper officers of NexPoint Credit Strategies Fund (the “Fund”) be, and each of them hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “SEC”) on behalf of the Fund, as such officers deem appropriate, an application for an order, and any amendment thereto, pursuant to Section 17(b) granting an exemption from Section 17(a) thereof and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder approving certain transactions to the extent necessary to permit the Fund to contribute indirectly a portion of its assets to NexPoint Residential Trust, Inc. (“NXRT REIT”) and subsequently to distribute all the common shares of NXRT REIT to the Fund’s common shareholders; and be it further

RESOLVED, that the proper officers of the Fund, with advice of counsel, be, and each of them hereby is, authorized and directed to take any and all such further action to execute any and all documents, agreements, and instruments and to take any and all steps deemed by them necessary or desirable to carry out the purpose and intent of the foregoing resolutions.

VII.	Conclusion

On the basis of the foregoing, Applicants respectfully request that the order sought by this Application be issued pursuant to Section 17(b) of the 1940 Act granting an exemption from Section 17(a) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 thereunder, approving certain transactions. Applicants believe that the terms of the requested order are consistent with the standards enumerated in Section 17(b) and Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire the Commission to issue an order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Dated: December 22, 2014	NEXPOINT CREDIT STRATEGIES FUND

	By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Treasurer

NEXPOINT RESIDENTIAL TRUST, INC.

	By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Sole Director

FREEDOM REIT, LLC

	By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Secretary

NEXPOINT ADVISORS, L.P.

	By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Secretary

NEXPOINT REAL ESTATE ADVISORS, L.P.

	By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Chief Financial Officer & Executive Vice President of Finance

Exhibit A

VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated December 22, 2014, for and on behalf of the Applicants, as the case may be, that he holds office with such entity as indicated below and that all action by the directors, trustees, managing member, general partners or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such Application has been taken. The undersigned further states that he is familiar with such Application and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: December 22, 2014	NEXPOINT CREDIT STRATEGIES FUND

	By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Treasurer

NEXPOINT RESIDENTIAL TRUST, INC.

	By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Sole Director

FREEDOM REIT, LLC

	By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Secretary

NEXPOINT ADVISORS, L.P.

	By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Secretary

NEXPOINT REAL ESTATE ADVISORS, L.P.

	By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Chief Financial Officer & Executive Vice President of Finance